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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 11-K

/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2005.

                                     OR

/ / Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.       Full title of the Plan:

         Cenveo 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Cenveo, Inc.
         One Canterbury Green
         201 Broad Street
         Stamford, CT 06901


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A U D I T E D   F I N A N C I A L   S T A T E M E N T S   A N D
S U P P L E M E N T A L   S C H E D U L E
Cenveo 401(k) Savings and Retirement Plan
Year ended December 31, 2005
With Report of Independent Registered Public Accounting Firm





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                  Cenveo 401(k) Savings and Retirement Plan

           Audited Financial Statements and Supplemental Schedule


                        Year ended December 31, 2005



                                  CONTENTS

Report of Independent Registered Public Accounting Firm......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..............9





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           Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
 Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Cenveo 401(k) Savings and Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP
                                            -----------------------

Stamford, Connecticut
June 28, 2006



                                     1

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
                          Cenveo 401(k) Savings and Retirement Plan

                       Statements of Net Assets Available for Benefits

                                                                       DECEMBER 31,
                                                                 2005               2004
                                                                 ----               ----


Non-interest bearing cash                                    $    516,516        $          -

Investments:
 Mutual funds                                                 124,532,358         113,593,723
 Common collective trusts                                     104,096,401         106,789,919
 Cenveo common stock                                           32,652,404          13,968,709
 Participant loans                                              8,715,362           7,599,259
                                                             ------------        ------------
Total investments                                             269,996,525         241,951,610

Receivables:
 Employee contributions                                         1,029,038             691,952
 Employer contributions                                           372,681             245,069
                                                             ------------        ------------
Total receivables                                               1,401,719             937,021
                                                             ------------        ------------
Net assets available for benefits                            $271,914,760        $242,888,631
                                                             ============        ============


See accompanying notes.


                                     2

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
                       Cenveo 401(k) Savings and Retirement Plan

               Statement of Changes in Net Assets Available for Benefits

                                                                         YEAR ENDED
                                                                     DECEMBER 31, 2005
                                                                     -----------------
ADDITIONS (DEDUCTIONS)
Investment income:
 Net appreciation in fair value of investments                          $ 39,187,992
 Interest and dividend income                                              7,133,995
                                                                        ------------
                                                                          46,321,987

Contributions:
 Employee contributions                                                   15,702,606
 Employer contributions                                                    6,052,704
 Rollover contributions                                                      885,688
                                                                        ------------
                                                                          22,640,998

Asset transfers to other plans                                              (186,913)
Administrative expenses                                                     (204,703)
Payment of benefits to participants                                      (39,545,240)
                                                                        ------------
Net increase                                                              29,026,129

Net assets available for benefits, beginning of year                     242,888,631
                                                                        ------------
Net assets available for benefits, end of year                          $271,914,760
                                                                        ============


See accompanying notes.


                                     3

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                  Cenveo 401(k) Savings and Retirement Plan
                        Notes to Financial Statements


1. DESCRIPTION OF THE PLAN

The following description of the Cenveo 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective March 1, 1994. The Plan is a salary deferral plan of Cenveo, Inc. (the "Company"). The Plan includes only nonunion employees that are not leased employees. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). All Plan assets are held by the Plan trustee, Mercer Trust Company ("Mercer"), formerly Putnam Fiduciary Trust Company.

Nonunion employees that are not leased employees become eligible the first day of the month following 30 days of service with the Company if they are expected to work 1,000 hours in a Plan year, or if they complete 1,000 hours of service in a consecutive 12-month period. Effective January 1, 2004, the Plan was amended to provide for automatic enrollment in the Plan on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

CONTRIBUTIONS

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. During 2005, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. At the option of the Company's Board of Directors, additional amounts may be contributed to the plan. No such additional contributions were approved for 2005.

Effective January 1, 2006, the Company is no longer making a matching contribution to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.


                                     4

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                  Cenveo 401(k) Savings and Retirement Plan
                        Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are 100% vested in their contributions at all times. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company matching contributions are fully vested. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's non-forfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

FORFEITURES

Upon termination by a participant, Company matching contributions that have not vested are used to offset administrative expenses and to reduce future Company contributions.

                                     5

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                  Cenveo 401(k) Savings and Retirement Plan
                        Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CONCENTRATION OF MARKET AND CREDIT RISK

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are recorded in the financial statements at fair value based on published market value, except for certain common collective trust funds and participant loans, which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments in the statement of changes in net assets available for benefits. Realized gains and losses on sales of investments are determined on the average-cost basis.

The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 24, 2003, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                     6

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                  Cenveo 401(k) Savings and Retirement Plan
                        Notes to Financial Statements


4. INVESTMENTS

The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value for the year ended December 31, 2005 as follows:

     Mutual funds                                          $3,383,039
     Common collective trusts                               2,895,436
     Cenveo common stock                                   32,909,517
                                                          -----------
                                                          $39,187,992
                                                          ===========

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                                            DECEMBER 31
                                                                     2005                2004
                                                                     ----                ----
    Mutual funds:
      PIMCO Total Return Fund                                    $25,152,430         $25,733,897
      Goldman Sachs Core Small Cap Equity Fund                    14,834,094          14,672,465
      Putnam International Growth Fund                                     *          12,581,388
      The George Putnam Fund of Boston                            23,808,878          23,361,147
      The Putnam Fund for Growth & Income                                  *          12,638,411
    Common Collective Trusts:
      Putnam S&P 500 Index Fund                                   61,051,719          65,123,386
      Putnam Stable Value Fund                                    43,044,683          41,666,533
    Cenveo Common Stock                                           32,652,404          13,968,709

    *Investment less than 5% of net assets


                                     7

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                  Cenveo 401(k) Savings and Retirement Plan
                        Notes to Financial Statements


5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan's trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                       DECEMBER 31
                                                                                2005                2004
                                                                                ----                ----
     Net assets available for benefits per the
      financial statements                                                  $271,914,760        $242,888,631
     Employer contributions receivable                                          (372,681)           (245,069)
     Employee contributions receivable                                        (1,029,038)           (691,952)
     Deemed distributions                                                       (413,462)           (250,429)
                                                                            ------------        ------------
     Net assets available for benefits per the
      Form 5500                                                             $270,099,579        $241,701,181
                                                                            ============        ============

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2005:

                                                                             YEAR ENDED DECEMBER 31, 2005
                                                                             EMPLOYER            EMPLOYEE
                                                                           CONTRIBUTIONS      CONTRIBUTIONS
                                                                           -------------      -------------
     Contributions per the financial statements                              $6,052,704        $15,702,606
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2004                                          245,069            691,952
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2005                                         (372,681)        (1,029,038)
                                                                             ----------        -----------
     Contributions per the Form 5500                                         $5,925,092        $15,365,520
                                                                             ==========        ===========



                                     8

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
                                             Supplemental Schedule

                                   Cenveo 401(k) Savings and Retirement Plan

                                         EIN: 84-1250534 Plan: No. 001

                                   Schedule H, Line 4(i)--Schedule of Assets

                                             (Held at End of Year)

                                               December 31, 2005

                                                                        DESCRIPTION/
                                                                          NUMBER                      CURRENT
          IDENTITY OF ISSUE                                              OF SHARES                     VALUE
          -----------------                                             ------------                  -------

Mutual Funds:
 Goldman Sachs International Equity Fund                                     668,136               $  8,438,560
 Goldman Sachs Core Small Cap Equity Fund                                  1,098,822                 14,834,094
 PIMCO Total Return Fund                                                   2,395,470                 25,152,430
 T. Rowe Price Blue Chip Growth Fund                                         101,392                  3,317,557
 Growth Fund Putnam Asset Allocation*                                        877,690                 10,769,261
 Balanced Fund Putnam Asset Allocation*                                      998,450                 11,142,705
 Conservative Fund Putnam Asset Allocation*                                  344,127                  3,196,937
 Putnam International Equity Fund*                                           407,237                 10,706,270
 The George Putnam Fund of Boston*                                         1,324,924                 23,808,878
 The Putnam Fund for Growth & Income*                                        665,942                 13,165,665
Cenveo Common Stock*                                                       2,481,186                 32,652,404
Common Collective Trusts:
   Putnam Stable Value Fund*                                              43,044,683                 43,044,683
   Putnam S&P 500 Index Fund*                                              1,897,784                 61,051,719
Participant loans*                                                    4.75% - 10.50%                  8,715,362
                                                                                                   ------------
                                                                                                   $269,996,525
                                                                                                   ============

*Investments with a party-in-interest.


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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 28, 2006                   Cenveo 401(k) Savings and Retirement Plan

                                      /s/ Sean S. Sullivan
                                      -----------------------

                                      Sean S. Sullivan
                                      Chief Financial Officer